EXHIBIT 99.1

BrainsWay Reports Second Quarter 2022 Financial Results and Operational Highlights

Revenue Growth of 14% Year-over-Year in Q2 2022

Conference call to be held today, August 10, 2022, at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, Aug. 10, 2022 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a world leader in advanced and non-invasive treatment for brain disorders, today reported second quarter 2022 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended June 30, 2022, revenues were $8.0 million, a 14% increase as compared to the prior year period.
  As of June 30, 2022, BrainsWay’s Deep TMS™ installed base was 829 total systems, a 22% increase from the installed base at the same point in the prior year.
  As of June 30, 2022, the Company had shipped 368 obsessive-compulsive disorder (OCD) coils as add-on helmets to certain of BrainsWay’s new and existing systems.
  Cash, cash equivalents and short-term deposits as of June 30, 2022, amounted to $52.4 million, compared to $57.3 million as of December 31, 2021.
  Announced that Highmark Blue Cross Blue Shield (BCBS), which covers 6.8 million members in the states of New York, Pennsylvania, West Virginia, and Delaware, and is the fourth largest BCBS health plan in the U.S., issued a positive coverage policy applicable to the BrainsWay Deep TMS system for the treatment of OCD, effective May 2, 2022.
  Israeli Ministry of Health approved coverage applicable to Deep TMS for the treatment of depression.

“We recorded solid second quarter results, again reflecting the growing demand for our non-invasive therapy in multiple indications and markets, despite certain macroeconomic challenges impacting existing and potential new customers,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “We generated $8.0 million in revenue for the second quarter of 2022, which represented a 14% increase as compared to the second quarter of 2021, our eighth consecutive quarter of year-over-year growth. These results are especially impressive as the team faced the realities of inflation and concerns over an economic recession in the U.S. from our customers and their patients.”

“We also continue to achieve important reimbursement progress, highlighted by the recent Highmark BCBS positive coverage policy in OCD that increased the total number of lives eligible for Deep TMS coverage in this indication to nearly 70 million.”

“Given the increasing demand for mental healthcare, we believe that Deep TMS is well positioned to grow versus other non-invasive medical technology and pharmaceutical therapy options. With approved indications for Depression (including Anxious Depression), OCD, and Smoking Addiction, and data from 34 randomized clinical trials, many of which were placebo controlled, no other TMS therapy can equal the depth of the clinical evidence reinforcing the significant benefits of our Deep TMS system,” concluded Dr. von Jako.

Second Quarter 2022 Financial Results

  Total revenues for the second quarter of 2022 were $8.0 million, compared to $7.0 million in the second quarter of 2021, an increase of 14%.
  Gross margin for the second quarter of 2022 was 73%, compared to 81% for the second quarter 2021, largely attributable to expenses related to inventory obsolescence and a higher mix of international sales.
  Operating expenses for the second quarter of 2022 totaled $7.8 million, compared to $7.2 million for the second quarter of 2021.
  Operating loss for the second quarter of 2022 was $2.0 million, compared to a loss of $1.5 million for the same period in 2021.

Conference Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, August 10, 2022, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, August 10, 2022, at 8:30 AM Eastern Time:

United States:	1-877-407-3982
International:	1-201-493-6780
Conference ID:	13731331
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1558822&tp_key=74e2e8e62b

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.BrainsWay.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
844-386-7001
Scott.Areglado@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$52,174	$16,921
Short-term deposits	271	40,428
Trade receivables, net	7,412	6,332
Inventory	2,311	-
Other current assets	1,557	1,766
	63,725	65,447
Non-Current Assets
System components	2,458	4,463
Leased systems, net	3,557	3,813
Other property and equipment, net	1,019	1,055
Other long-term assets	999	954
	8,033	10,285
	$71,758	$75,732

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$1,658	$1,102
Deferred revenue	1,972	2,195
Liability in respect of research and development grants	1,011	978
Other accounts payable	3,625	4,792
	8,266	9,067
Non-Current Liabilities
Deferred revenue and other liabilities	3,883	3,419
Liability in respect of research and development grants	5,946	5,921
	9,829	9,340

Equity
Share capital	363	363
Share premium	137,904	137,566
Share-based payment reserve	5,783	5,340
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(88,199)	(83,756)
	53,663	57,325
	$71,758	$75,732

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Revenues	$8,006	$7,005	$15,976	$13,126
Cost of revenues	2,192	1,300	4,059	2,763
Gross profit	5,814	5,705	11,917	10,363

Research and development expenses, net	1,731	1,650	3,307	2,575
Selling and marketing expenses	4,552	4,191	8,698	7,320
General and administrative expenses	1,539	1,377	3,402	2,782
Total operating expenses	7,822	7,218	15,407	12,677

Operating loss	(2,008)	(1,513)	(3,490)	(2,314)

Finance expense, net	(329)	(269)	(653)	(681)
Loss before income taxes	(2,337)	(1,782)	(4,143)	(2,995)
Income taxes	113	156	300	316
Net loss and total comprehensive loss	$(2,450)	$(1,938)	$(4,443)	$(3,311)

Basic and diluted net loss per share	$(0.07)	$(0.06)	$(0.13)	$(0.11)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive loss	$(2,450)	$(1,938)	$(4,443)	$(3,311)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	154	131	296	281
Depreciation of leased systems	246	288	491	580
Impairments and disposals	301	227	233	480
Finance expenses, net	329	269	653	681
Cost of share based payment	408	280	782	1,083
Income taxes	113	156	300	316
Total adjustments to reconcile loss	1,551	1,351	2,755	3,421
Changes in asset and liability items:
Increase in trade receivables	(1,072)	(38)	(1,135)	(1,131)
Increase in inventory	(792)	-	(2,105)	-
Decrease in other accounts receivable	(257)	(1,017)	(318)	(999)
Increase (decrease) in trade payables	1,073	(377)	561	(86)
Increase (decrease) in other accounts payable	(384)	12	(894)	(200)
Increase (decrease) in deferred revenues and other liabilities	(5)	50	268	212
Total changes in asset and liability	(1,437)	(1,370)	(3,623)	(2,204)
Cash paid and received during the period for:
Interest paid	(11)	(10)	(23)	(30)
Interest received	304	-	307	2
Income taxes paid	(263)	148	(266)	(12)
Total cash paid and received during the period	30	138	18	(40)
Net cash used in operating activities:	(2,306)	(1,819)	(5,293)	(2,134)

Cash flows from investing activities:
Proceeds from (purchase of) property and equipment and system components, net	448	(538)	1,399	(917)
Investment in short-term deposits, net	40,304	(40,000)	40,254	(40,000)
Investment in long-term deposits, net	(2)	(11)	(5)	(11)
Net cash provided by (used in) investing activities	40,750	(40,549)	41,648	(40,928)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	-	(373)	(498)	(373)
Receipt of government grants	-	77	6	167
Repayment of lease liability	(150)	(227)	(298)	(227)
Issuance of share capital, net	-	-	1	42,260
Net cash provided by (used in) financing activities	(150)	(523)	(789)	41,827
Exchange rate differences on cash and cash equivalents	(225)	207	(313)	(130)

Increase (decrease) in cash and cash equivalents	38,069	(42,684)	35,253	(1,365)
Cash and cash equivalents at the beginning of the period	14,105	58,280	16,921	16,961
Cash and cash equivalents at the end of the period	$52,174	$15,596	$52,174	$15,596

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	123	-	123	183